Exhibit 99.1

Kingsoft Cloud Announces Unaudited Third Quarter 2022 Financial Results

BEIJING, November 23, 2022 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “As we navigated through a challenging operating environment, we remained persistent in enhancing our technologies and products, stayed focused on our core businesses, and continued to strengthen our fundamental capabilities to achieve sustainable, high-quality growth in the long run. Our third quarter total revenues increased to RMB1.97 billion, in line with our guidance, and our gross margin improved from 3.4% last quarter to 6.2%, demonstrating our strong commitment to achieving profitability.”

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “Although we are still implementing our strategic initiatives, including business repositioning and cost control efforts, such adjustments have already yielded positive preliminary results. Third quarter gross profit increased by 38.5% year-over-year and reached RMB122.4 million, and we recorded positive operating cash flow for the last two consecutive quarters, bringing our total cash reserve to a strong and sustainable level of RMB5,328.9 million (US$749.1 million). We believe the ongoing strategic initiatives will propel the sustainable, long-term development of the Company. Meanwhile, as we previously announced, we had duly repurchased our ADSs in the last quarter. Going forward, supported by our ample cash reserve, we expect to continue to execute from time to time under the US$100 million, twelve-month period repurchase program mandated by the Board. These efforts fully demonstrate our board and management’s strong commitment and confidence in the long-term business prospects of the Company, as we strive to reward our shareholders for their support, and believe our share price will eventually reflect the Company’s true value.”

Third Quarter 2022 Financial Results

Total Revenues reached RMB1,968.8 million (US$276.81 million), in line with our guidance, a decrease of 18.4% from RMB2,413.8 million in the same period of 2021, but increased steadily quarter-over-quarter. The decrease was mainly due to our proactive scaling down of CDN services, with its gross billings decreased by 27.6% on year-over-year basis, the impact of the resurgence of COVID-19, as well as more stringent project selection of enterprise cloud services.

•	Revenues from public cloud services decreased by 20.2% to RMB1,346.0 million (US$189.2 million), compared with RMB1,686.0 million in the same quarter of 2021. The decrease was mainly due to the above-mentioned scaling down of our CDN services

•	Revenues from enterprise cloud services were RMB622.0 million (US$87.5 million), representing a decrease of 14.4% from RMB726.9 million in the same quarter of 2021. The decrease was mainly due to the impact of the resurgence of COVID-19, as well as more stringent project selection.

•	Other revenues were RMB0.8 million (US$0.1 million).

Cost of revenues was RMB1,846.4 million (US$259.6 million), representing a significant decrease of 20.6% from RMB2,325.4 million in the same quarter of 2021. IDC costs decreased significantly by 23.6% year-over-year from RMB1,410.9 million to RMB1,078.3 million this quarter. Depreciation and amortization costs increased by 26.9% from RMB200.0 million to RMB253.7 million. Solution development and services costs increased from RMB160.0 million to RMB443.1 million this quarter, the increase was mainly due to the consolidation of Camelot since September last year. Fulfillment costs and other costs were RMB31.9 million and RMB39.3 million this quarter.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Gross profit was RMB122.4 million (US$17.2 million), significantly increased by 38.5% from RMB88.4 million in the same period in 2021. Gross margin was 6.2%, compared with 3.7% in the same period in 2021. Non-GAAP gross profit2 was RMB124.7 million (US$17.5 million), compared with RMB92.2 million in the same period in 2021. Non-GAAP gross margin2 was 6.3%, compared with 3.8% in the same period in 2021. The solid improvement of our gross margin was mainly due to our strategic adjustment of revenue mix and efficient cost control measures.

Total operating expenses were RMB626.6 million (US$88.1 million), compared with RMB617.2 million last quarter and RMB557.5 million in the same period in 2021.

Selling and marketing expenses were RMB143.4 million (US$20.2 million), compared with RMB146.2 million last quarter and RMB132.2 million in the same period in 2021.

General and administrative expenses were RMB235.1 million (US$33.0 million), compared with RMB250.1 million last quarter and RMB156.6 million in the same period in 2021.

Research and development expenses were RMB248.1 million (US$34.9 million), compared with RMB220.9 million last quarter and RMB268.7 million in the same period in 2021.

Operating loss was RMB504.2 million (US$70.9 million), compared with operating loss of RMB552.0 million last quarter and RMB469.1 million in the same quarter of 2021.

Net loss was RMB801.4 million (US$112.7 million), compared with net loss of RMB810.5 million last quarter and RMB506.7 million in the same quarter of 2021. The year-over-year increase of net loss was mainly due to the significant depreciation of RMB against USD, resulting in a foreign exchange loss of RMB218.9 million this quarter, which is a non-cash item.

Non-GAAP net loss was RMB487.4 million (US$68.5 million), compared with net loss of RMB451.7 million last quarter and RMB363.7 million in the same quarter of 2021.

Non-GAAP EBITDA was RMB-158.7 million (US$-22.3 million), compared with RMB-147.7 million last quarter and RMB-140.6 million in the same quarter of 2021. Non-GAAP EBITDA margin was -8.1%, compared with -7.7% last quarter and -5.8% in the same quarter of 2021.

Basic and diluted net loss per share was RMB0.22 (US$0.03), compared with RMB0.22 last quarter and RMB0.15 in the same quarter of 2021.

Cash and cash equivalents and short-term investments were RMB5,328.9 million (US$749.1 million) as of September 30, 2022, representing strong and sustainable cash reserve, and largely stable compared to RMB5,352.0 million as of June 30, 2022.

Operating cash flow amounted to RMB100.9 million, representing the second consecutive quarter when we recorded positive operating cash flow.

Share Repurchase. During the quarter ended September 30, 2022, the Company repurchased approximately 4.3 million of ADSs, each representing 15 ordinary shares, from the open market for a total consideration of approximately US$10.2 million pursuant to the currently effective share repurchase program announced in September, 2022.

Outstanding ordinary shares were 3,608,380,825 as of September 30, 2022, equivalent to about 240,558,722 ADSs.

Business Outlook

For the fourth quarter of 2022, the Company expects total revenues to be between RMB2.0 billion and RMB2.2 billion, representing a quarter- over-quarter increase of 1.6 % to 11.7%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday, November 23, 2022 at 7:00 am, U.S. Eastern Time (8:00 pm, Beijing/Hong Kong Time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Participants can register for the conference call by navigating to https://s1.c-conf.com/diamondpass/10026944-pikxqe.html. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, other gain, net and other (income) expense, net, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

Email: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-6143004

Email: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2021	Sep 30, 2022	Sep 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,217,528	3,163,210	444,677
Restricted cash	239,093	43,144	6,065
Accounts receivable, net	3,570,975	2,566,969	360,859
Short-term investments	2,491,056	2,165,674	304,446
Prepayments and other assets	1,687,021	1,734,108	243,779
Amounts due from related parties	207,143	365,853	51,431
Total current assets	12,412,816	10,038,958	1,411,257
Non-current assets:
Property and equipment, net	2,364,103	2,350,671	330,452
Intangible assets, net	1,169,767	1,045,399	146,960
Prepayments and other assets	29,066	39,899	5,609
Equity investments	207,166	241,094	33,892
Goodwill	4,625,115	4,605,724	647,462
Amounts due from related parties	5,758	4,889	687
Operating lease right-of-use assets	256,451	218,615	30,732
Deferred tax assets, net	7,798	—	—
Total non-current assets	8,665,224	8,506,291	1,195,794
Total assets	21,078,040	18,545,249	2,607,051

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	1,348,166	1,041,045	146,348
Accounts payable	2,938,632	2,454,610	345,064
Accrued expenses and other current liabilities	2,223,840	2,708,447	380,748
Income tax payable	60,217	40,926	5,753
Amounts due to related parties	836,435	851,851	119,751
Current operating lease liabilities	108,590	104,528	14,694
Total current liabilities	7,515,880	7,201,407	1,012,358

Non-current liabilities:
Deferred tax liabilities	205,889	185,856	26,127
Amounts due to related parties	472,882	488,020	68,605
Other liabilities	1,232,677	219,244	30,821
Non-current operating lease liabilities	158,289	139,594	19,624
Total non-current liabilities	2,069,737	1,032,714	145,177
Total liabilities	9,585,617	8,234,121	1,157,535
Shareholders’ equity:
Ordinary shares	24,782	24,958	3,509
Treasury shares	—	(71,508)	(10,053)
Additional paid-in capital	18,245,801	18,512,795	2,602,488
Accumulated deficit	(7,458,752)	(9,608,058)	(1,350,679)
Accumulated other comprehensive (loss) income	(207,882)	589,241	82,834
Total Kingsoft Cloud Holdings Limited shareholders’ equity	10,603,949	9,447,428	1,328,099
Noncontrolling interests	888,474	863,700	121,417
Total equity	11,492,423	10,311,128	1,449,516
Total liabilities and shareholders’ equity	21,078,040	18,545,249	2,607,051

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2022
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,685,999	1,380,807	1,289,144	1,346,038	189,223	4,628,609	4,015,989	564,559
Enterprise cloud services	726,865	792,509	616,574	621,975	87,436	1,769,042	2,031,058	285,522
Others	971	493	780	774	109	3,403	2,047	288
Total revenues	2,413,835	2,173,809	1,906,498	1,968,787	276,768	6,401,054	6,049,094	850,369
Cost of revenues	(2,325,423)	(2,093,851)	(1,841,294)	(1,846,368)	(259,558)	(6,077,657)	(5,781,513)	(812,752)
Gross profit	88,412	79,958	65,204	122,419	17,210	323,397	267,581	37,617
Operating expenses:
Selling and marketing expenses	(132,202)	(144,405)	(146,210)	(143,363)	(20,154)	(341,086)	(433,978)	(61,008)
General and administrative expenses	(156,573)	(221,763)	(250,073)	(235,077)	(33,047)	(358,387)	(706,913)	(99,376)
Research and development expenses	(268,721)	(246,633)	(220,946)	(248,149)	(34,884)	(765,609)	(715,728)	(100,615)
Total operating expenses	(557,496)	(612,801)	(617,229)	(626,589)	(88,085)	(1,465,082)	(1,856,619)	(260,999)
Operating loss	(469,084)	(532,843)	(552,025)	(504,170)	(70,875)	(1,141,685)	(1,589,038)	(223,382)
Interest income	14,668	21,157	17,490	20,408	2,869	51,341	59,055	8,302
Interest expense	(14,277)	(34,066)	(34,207)	(37,845)	(5,320)	(24,832)	(106,118)	(14,918)
Foreign exchange loss	(32,443)	(18,741)	(229,237)	(218,941)	(30,778)	(9,541)	(466,919)	(65,638)
Other (loss) gain, net	-	(12,035)	(15,931)	(42,243)	(5,938)	21,139	(70,209)	(9,870)
Other (expense) income, net	(596)	20,038	(37)	(1,079)	(152)	5,794	18,922	2,660
Loss before income taxes	(501,732)	(556,490)	(813,947)	(783,870)	(110,194)	(1,097,784)	(2,154,307)	(302,846)
Income tax expense	(5,004)	1,670	3,483	(17,577)	(2,471)	(11,759)	(12,424)	(1,747)
Net loss	(506,736)	(554,820)	(810,464)	(801,447)	(112,665)	(1,109,543)	(2,166,731)	(304,593)
Less: net income (loss) attributable to noncontrolling interests	1,232	(1,571)	(7,467)	(8,387)	(1,179)	1,243	(17,425)	(2,450)
Net loss attributable to Kingsoft Cloud Holdings Limited	(507,968)	(553,249)	(802,997)	(793,060)	(111,486)	(1,110,786)	(2,149,306)	(302,143)

Net loss per share:
Basic and diluted	(0.15)	(0.15)	(0.22)	(0.22)	(0.03)	(0.33)	(0.59)	(0.08)
Shares used in the net loss per share computation:
Basic and diluted	3,437,397,527	3,648,282,282	3,654,629,480	3,660,755,177	3,660,755,177	3,377,952,450	3,654,601,335	3,654,601,335
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	41,673	(9,764)	392,389	414,142	58,219	(20,442)	796,767	112,008
Comprehensive loss	(465,063)	(564,584)	(418,075)	(387,305)	(54,446)	(1,129,985)	(1,369,964)	(192,585)
Less: Comprehensive income (loss) attributable to noncontrolling interests	1,232	408	(9,799)	(8,390)	(1,179)	1,243	(17,781)	(2,500)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(466,295)	(564,992)	(408,276)	(378,915)	(53,267)	(1,131,228)	(1,352,183)	(190,085)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2022
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	88,412	79,958	65,204	122,419	17,210	323,397	267,581	37,617
Adjustments:
– Share-based compensation expenses	3,741	3,619	3,209	2,233	314	12,201	9,061	1,274
Adjusted gross profit	92,153	83,577	68,413	124,652	17,524	335,598	276,642	38,891

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022
Gross margin	3.7%	3.7%	3.4%	6.2%	5.1%	4.4%
Adjusted gross margin	3.8%	3.8%	3.6%	6.3%	5.2%	4.6%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended					Nine Months Ended
	Sep 30, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2022
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(506,736)	(554,820)	(810,464)	(801,447)	(112,665)	(1,109,543)	(2,166,731)	(304,593)
Adjustments:
– Share-based compensation expenses	110,006	93,182	113,557	51,826	7,286	309,211	258,565	36,348
– Foreign exchange loss	32,443	18,741	229,237	218,941	30,778	9,541	466,919	65,638
– Other loss (gain), net	-	12,035	15,931	42,243	5,938	(21,139)	70,209	9,870
– Other expense (income), net	596	(20,038)	37	1,079	152	(5,794)	(18,922)	(2,660)
Adjusted net loss	(363,691)	(450,900)	(451,702)	(487,358)	(68,511)	(817,724)	(1,389,960)	(195,397)
Adjustments:
– Interest income	(14,668)	(21,157)	(17,490)	(20,408)	(2,869)	(51,341)	(59,055)	(8,302)
– Interest expense	14,277	34,066	34,207	37,845	5,320	24,832	106,118	14,918
– Income tax expense	5,004	(1,670)	(3,483)	17,577	2,471	11,759	12,424	1,747
– Depreciation and amortization	218,450	287,481	290,756	293,672	41,284	588,039	871,909	122,571
Adjusted EBITDA	(140,628)	(152,180)	(147,712)	(158,672)	(22,305)	(244,435)	(458,564)	(64,463)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Nine Months Ended
	Sep 30, 2021	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022
Net loss margin	-21.0%	-25.5%	-42.5%	-40.7%	-17.3%	-35.8%
Adjusted net loss margin	-15.1%	-20.7%	-23.7%	-24.8%	-12.8%	-23.0%
Adjusted EBITDA Margin	-5.8%	-7.0%	-7.7%	-8.1%	-3.8%	-7.6%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Sep 30, 2021	Sep 30, 2022	Sep 30, 2022
	RMB	RMB	US$
Net cash generated from operating activities	13,926	100,929	14,188
Net cash generated from investing activities	99,442	323,754	45,513
Net cash generated from (used in) financing activities	526,164	(130,694)	(18,373)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	616	135,595	19,062
Net increase in cash, cash equivalents and restricted cash	639,532	293,989	41,328
Cash, cash equivalents and restricted cash at beginning of period	2,954,619	2,776,770	390,352
Cash, cash equivalents and restricted cash at end of period	3,594,767	3,206,354	450,742